UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42865

TechCreate Group Ltd.

336 Smith Street, #06-303, New Bridge Centre

Singapore 050336

+65 6936 6354

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Information contained in this Report on Form 6-K

TechCreate Group Ltd. (the “Company”) is hereby furnishing this report on Form 6-K (the “Report”) to provide (i) a press release dated December 26, 2025 announcing the financial and operational results for the six months ended June 30, 2025 of the Company, included as Exhibit 99.1 of this Report, (ii) management’s discussion and analysis of financial condition and results of operations for the six months ended June 30, 2024 and 2025, included as Exhibit 99.2 of this Report, and (iii) the unaudited interim condensed consolidated financial statements of the Company for the six months ended June 30, 2024 and 2025, included as Exhibit 99.3 of this Report.

The information furnished in this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TechCreate Group Ltd

Date: December 29, 2025	By:	/s/ Lim Heng Hai
	Name:	Lim Heng Hai
	Title:	Chairman of the Board and Chief Executive Officer

3

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – TechCreate Group Ltd. Reports First Half Fiscal Year 2025 Financial and Operational Results
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2024 and 2025
99.3	Unaudited Interim Consolidated Financial Statements for the Six Months ended June 30, 2024 and 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

4